UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Tungray Technologies Inc

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G9124M106

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G9124M106

1	Names of Reporting Persons. YuChang Global Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 738,000[1]
	6	Shared Voting Power None
	7	Sole Dispositive Power 738,000[1]
	8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 738,000[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.26% of total outstanding Class A ordinary shares[2]
12	Type of Reporting Person (See Instructions) CO

1 Represents 738,000 Class A ordinary shares of Tungray Technologies Inc (the “Issuer”) held by YuChang Global Ltd. YuChang Global Ltd. is a limited liability company incorporated under the British Virgin Islands laws. The person having voting, dispositive or investment powers over YuChang Global Ltd. is Jingan Tang.

2 See Item 4.

CUSIP No.	G9124M106

1	Names of Reporting Persons. ChangYuan International Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 1,782,000[3]
	6	Shared Voting Power None
	7	Sole Dispositive Power 1,782,000[3]
	8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,782,000[3]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 15.11% of total outstanding Class A ordinary shares[2]
12	Type of Reporting Person (See Instructions) CO

3 Represents 1,782,000 Class A ordinary shares of the Issuer held by ChangYuan International Ltd. ChangYuan International Ltd. is a limited liability company incorporated under the British Virgin Islands laws. The person having voting, dispositive or investment powers over ChangYuan International Ltd. is Jingan Tang.

2 See Item 4.

CUSIP No.	G9124M106

1	Names of Reporting Persons. Jingan Tang
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 2,520,000[4]
	6	Shared Voting Power None
	7	Sole Dispositive Power 2,520,000[4]
	8	Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,520,000[4]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 15.41% of total outstanding Class A ordinary shares[2]
12	Type of Reporting Person (See Instructions) IN

4 Represents 1,782,000 Class A ordinary shares held by ChangYuan International Ltd. and 738,000 Class A ordinary shares held by YuChang Global Ltd., both of which are limited liability companies incorporated under the British Virgin Islands laws. The person having voting, dispositive or investment powers over the two holding companies is Jingan Tang.

2 See Item 4.

Item l(a).	Name of Issuer:

Tungray Technologies Inc

Item l(b).	Address of Issuer’s Principal Executive Offices:

#02-01, 31 Mandai Estate,

Innovation Place Tower 4,

Singapore 729933

Item 2(a).	Name of Person Filing:

YuChang Global Ltd.

ChangYuan International Ltd.

Jingan Tang

Item 2(b ).	Address of Principal Business Office, or if None, Residence:

For YuChang Global Ltd., ChangYuan International Ltd. and Jingan Tang:

#02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933

Item 2(c).	Citizenship:

YuChang Global Ltd.: The British Virgin Islands

ChangYuan International Ltd.: The British Virgin Islands

Jingan Tang: The People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share.

Item 2(e).	CUSIP Number:

G9124M106

Item 3.	If this Statement is Filed Pursuant to Rule 13d-l(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 780);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-l(b)(l)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-l(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1 (b)(1)(ii)(J), please specify the type of institution: ___ .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	The total number of outstanding Class A ordinary shares used to calculate the percent of class is 11,793,485 Class A ordinary shares.

(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

YuChang Global Ltd.

By:	/s/ Jingan Tang
	Name:	Jingan Tang
	Title:	Director

ChangYuan International Ltd.

By:	/s/ Jingan Tang
	Name:	Jingan Tang
	Title:	Director

Jingan Tang

By:	/s/ Jingan Tang

[Signature page to 13G (TRSG)]